                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number
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(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:          September 30, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                         REDDI BRAKE SUPPLY CORPORATION
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Full Name of Registrant

                          Wesco Auto Parts Corporation
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Former Name if Applicable

                               1376 Walter Street
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Address of Principal Executive Office (Street and Number)

                           Ventura, California 93003
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The registrant's inability to file its Form 10-Q for the quarterly period ended September 30, 1996 is due to the fact that the registrant has experienced delays in finalizing certain information necessary for the completion of its financial statements for this quarterly period, resulting in a delay in the preparation of the Form 10-Q.

                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                         Sandford Waddell                     (805)              644-8355
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                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant anticipates reporting net sales of $16,700,000 for the three months ended September 30, 1996, as compared to net sales of $15,300,000 for the same period last year. The registrant also anticipates reporting a net loss of approximately $2,100,000 for the three months ended September 30, 1996. This net loss was attributable in part to a decrease in the gross profit percentage to 36% in the three months ended September 30, 1996, as compared to 42% during the same period of the prior year. In addition, warehouse operating and selling expenses increased to 37% of sales for the three months ended September 30, 1996, compared to 31% during the same period of the prior year.
         The increase in sales for the three months ended September 30, 1996 was primarily due to significant increases in same warehouse sales.
         Since the registrant's financial statements have not yet been finalized, the estimates provided herein may be subject to further adjustment.

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                         Reddi Brake Supply Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 14, 1996                By   /s/ Sandford Waddell
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                                                Sandford Waddell,
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)